Ark therapeutics

RECEIVED
2006 SEP 14 A 8:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

11 September 2006

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

06016811

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
SEP 18 2006
THOMSON FINANCIAL

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

dw 9/14

Registered Office:
79 New Cavendish Street
London W1W 6XB, UK
Registered in England 4313987

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE JULY 8, 2006**
1.1	Form 88(2) - Return of Allotment of Shares dated September 11, 2006
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE JULY 8, 2006**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated July 13, 2006 regarding Holding(s) in Company
2.1.2	Announcement dated August 4, 2006 regarding Notice of Results
2.1.3	Announcement dated August 23, 2006 regarding Research Update
2.1.4	Announcement dated August 30, 2006 regarding Interim Results
2.1.5	Announcement dated September 1, 2006 regarding Cerepro EMEA review
2.1.6	Announcement dated September 5, 2006 regarding Research Update
2.1.7	Interim Report 2006
2.1.8	Announcement dated September 8, 2006 regarding Holding(s) in Company
3.	**PRESS RELEASES SINCE JULY 8, 2006**
3.1	Press release dated August 23, 2006 regarding Research Update (see 2.1.3 above)
3.2	Press release dated August 30, 2006 regarding Interim Results (see 2.1.4 above)
3.3	Press release dated September 1, 2006 regarding Cerepro EMEA review (see 2.1.6 above)
3.4	Press release dated September 5, 2006 regarding Research Update (see 2.1.6 above)

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

2006 SEP 14 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	0.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 11/9/06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	10:26 13-Jul-06
Number	1425G

RNS Number:1425G
Ark Therapeutics Group PLC
13 July 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

Ark Therapeutics Group plc

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

J O Hambro Capital Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest:

2 above as investment manager for FF&P Small Cap UK Equity Fund (a sub-fund of FF&P Global Equities Umbrella Fund) in respect of a holding of 800,444 ordinary shares and also includes a non-material interest in 5,643,850 ordinary shares (see 14 below)

4) Name of the registered holder(s):

Not advised

5) Number of shares acquired:

Not advised

6) Percentage of issued class:

Not advised

7) Number of shares disposed:

N/A

8) Percentage of issued class:

N/A

9) Class of Security:

Ordinary shares

10) Date of transaction:

11 July 2006

11) Date Company informed:

12 July 2006

12) Total holding following this notification:

6,444,294

13) Total percentage holding of issued class following this notification:

4.04%

14) Any additional information

Includes a non-material interest for the purposes of section 199 2A Companies Act 1985 of 5,643,850 ordinary shares in which a Limited Liability Partnership owned by J O Hambro Capital Management Group Limited is interested as investment manager of undertakings for collective investments in transferable securities (UCITS)

15) Name of contact and telephone number for queries:

Nick Plummer - +44 (0)207 388 7722

16) Name of company official responsible for making this notification:

Nick Plummer - Company Secretary

17) Date of Notification:

13 July 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Notice of Results
Released	12:50 04-Aug-06
Number	2730H

Ark Therapeutics Group plc

Notification of Interim Results

London, 4 August 2006: Ark Therapeutics Group plc, the specialist healthcare group, will be announcing its interim results for the six months ended 30 June 2006 on Wednesday 30 August 2006.

For further information:

Financial Dynamics	**020 7831 3113**
David Yates/Anna Keeble	

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 23-Aug-06
Number	9870H

23 August 2006

Ark Therapeutics Group plc

Further Positive Phase II Results of Trinam® Gene Therapy

- Clear evidence of effectiveness in breakthrough treatment for kidney failure patients -

- Recruitment complete - Low dose graft data improves to over five times controls - High dose grafts remain open -

Ark Therapeutics Group plc ("Ark") today announces further positive results from a Phase II trial of Trinam®, its novel gene therapy to prevent blood vessels blocking in kidney dialysis patients who have undergone vascular access graft surgery. Results of the low dose group were first reported in October 2005. The new data show that the access grafts of low dose patients remain functional for dialysis on average over five times longer (17.8 months) than control patients in the trial (3.3 months). In the high dose group, recruited after the low dose group, all patients with successful graft implants still have open grafts with patency averaging 8 months so far. For the primary end point of safety, no systemic distribution of Trinam® has been found in either of the high or low dose groups and the product is well tolerated.

Patients in renal failure depend on effective vascular access for haemodialysis, which removes blood from the body, cleans it and returns it, usually three times a week. Without dialysis these patients would die. A common method of gaining access to the circulatory system is via an artificial blood vessel (vascular access graft) surgically implanted between an artery and a vein in the forearm. However, in a majority of patients, the grafts become blocked due to overgrowth of muscle tissue inside the blood vessel (intimal hyperplasia) and this requires further complex surgery to allow dialysis to take place.

Trinam® is a combination of a vascular endothelial growth factor gene in an adenoviral vector (Ad-VEGF-D) and Ark's biodegradable local delivery collagen collar device (EG001). At the end of the access graft surgery procedure, the collar is fitted around the outside of the vein/graft join. The Ad-VEGF-D solution, which reduces the likelihood of blood clots and intimal hyperplasia, is then injected into the space between the wall of the collar and the blood vessel. This unique method of administration of the gene localises its delivery to the target tissue site, maximising efficacy, avoiding systemic distribution and thus minimising the potential for side effects.

The Phase II trial of Trinam® is an ongoing open-label, standard care controlled clinical trial that primarily assesses safety, with efficacy as a secondary measure. Of the 16 patients included in the study, six were assigned to a low dose group (one dose of VEGF 4×10^9 viral particles) delivered at the time they underwent surgery either to implant a first vascular access graft or to insert a new graft in a different location after failure of a previous access procedure), six to a high dose group (4×10^{10} viral particles), and the remaining four to a control group receiving standard care only. One operational failure occurred in each of the low and high dose groups.

After up to two years of follow-up, none of the patients receiving Trinam® in either of the high or low

dose groups exhibited serious side effects, other than those consistent with the nature of the operation and condition. In addition no systemic distribution of Trinam® was evident. The Ad-VEGF D was not detected outside the specific vein area treated by the surgeon, confirming the effectiveness of the EG001 delivery device.

In the low dose group, average patency has now increased to 17.8 months, with two of the five remaining open (one at 27 months and one at 22 months). One other patient recently blocked at 23 months. In the five patients in the high dose group, all grafts remain open and the average patency is 8 months so far. Three of these are now approaching patency of one year and the early indications are that the results in the high dose group will confirm those of the low dose group. Three of the four patients in the control group have blocked, with one remaining open at five months. The average patency period of the control group is currently 3.3 months.

In the US, patients in gene therapy studies are tracked for life and the graft patency data will therefore continue to improve in this ongoing study until all grafts are blocked. The study is being conducted at Duke University, The University of Miami and Vascular and Transplant Specialists in Norfolk, Virginia.

In the US and Europe, there are an estimated 150,000 cases each year where Trinam® might be used. In patients fitted with haemodialysis access grafts, up to 60% of the grafts block within a year of being inserted and repeat surgery shows more rapid failure rates(1). There are currently no approved drug therapies to reduce failure rates of haemodialysis access graft procedures. The clinical need for an effective treatment is such that the National Institutes of Health in the US has highlighted it as a priority requiring a solution in the Healthy People Directive 2010.

Commenting on the results, Dr Jeffrey Lawson, Associate Professor of Surgery and Pathology at Duke University, North Carolina and lead investigator in the trial, said:

"These initial data support the clinical effectiveness of Trinam® in dialysis patients. Instead of having the majority of vascular access grafts re-operated on within a year, if the early results of this trial continue, this treatment preserves the graft's functionality for a longer period, so patients can go about their lives normally and have fewer surgical interventions and complications. By delaying the rate of failure of dialysis access grafts, the treatment may also save healthcare systems some $15,000 to $20,000 for each intervention. This kind of technology is very exciting and early results suggest that it may have a valuable role to play in the treatment of kidney failure patients."

Nigel Parker, Chief Executive of Ark, added:
"The results of this study so far have exceeded the Company's expectations in this very serious condition and confirm our original enthusiasm for the product's potential. Trinam® represents a breakthrough in targeted gene medicine and demonstrates Ark's expertise and leadership in this emerging field."

(1)Reference: Rosas SE et al, Determinants of successful synthetic haemodialysis vascular access graft placement. J. Vasc. Surg. 2003;37:1036-42.

For further information:

Ark Therapeutics Group plc **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, CFO

Financial Dynamics **Tel: +44 (0)20 7831 3113**
David Yates
Anna Keeble

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam™, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking state

END

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Interim Results
Released	07:00 30-Aug-06
Number	2141I

Ark Therapeutics Group plc

Interim Results for the First Half of 2006

Progress continues in busy first half

London, UK, 30 August 2006 – Ark Therapeutics Group plc today announces its results for the six months ended 30 June 2006.

PERIOD HIGHLIGHTS

- Cerepro™ MAA filing progressing with EMEA
- Phase III study shows Vitor™ significantly slows progression of cachexia in two cancer types
- Unique DNA-based targeting system, Scavidin®, halts tumour progression in two cancer models
- Kerraboot® patent granted in the US
- Six international marketing/distribution deals signed for Kerraboot®
- Flaminal® in-licensed to strengthen UK devices business and Drug Tariff price secured
- Placing and open offer completed raising £25.5m (post expenses)
- Cash, cash equivalents and money market investments of £49.4m at 30 June 2006 (£40.5m at 30 June 2005, £34.3m at 31 December 2005)

POST PERIOD EVENTS

- Vitor™ US patent granted
- Trinam® Phase II recruitment completed; preliminary results very positive

Dr Nigel Parker, CEO of Ark, commented:

"The first half of this year has been one of the most demanding periods in the history of the Company as management has successfully executed a secondary fundraising, the development and manufacturing groups have progressed the MAA filing of Cerepro™ and progress continues to be made in our other clinical and pre-clinical programmes.

We look forward to building on the achievements of the first six months and reporting on developments with the Cerepro™ MAA filing and the Phase III/IV study for that product, as well as on regulatory next-steps for Vitor™ and Trinam® and on progress in our commercialisation activities."

For further information:

Ark Therapeutics Group plc
Dr Nigel Parker, CEO
Martyn Williams, CFO
Tel: +44 (0)20 7388 7722

Financial Dynamics
David Yates
Anna Keeble
Tel: +44 (0)20 7831 3113

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue-generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

Chairman and Chief Executive's review

Building on progress

We are pleased to report that the first half of 2006 has seen Ark continue to build on the key milestone achievements reported in late 2005, a number of which represented 'world firsts' for the industry. Strong interest in Ark from both existing and new investors, allowed us

successfully to conclude a very well-supported fundraising in May. It was particularly encouraging to see the large number of existing shareholders who exercised their pre-emption rights. Consequently, our balance sheet has been significantly strengthened and we closed the period with just under £50m of cash reserves.

Overall our progress in this increasingly challenging healthcare environment has strengthened our business significantly.

Pipeline review

Cerepro™

Early in the year we received the first questions from the EMEA in relation to our filing for marketing approval of Cerepro™ in malignant glioma. Cerepro™ is the first gene medicine ever to undergo formal review for a marketing approval (ex-China), so this review is particularly important as it clarifies the overall regulatory requirements for European approval of this new and exciting class of medicines. The Company's resources have been prioritised to complete necessary work and respond to the EMEA's first questions. Some notable achievements have been made in the period, without which we would not be able to file our response. Our cGMP facility in Finland has manufactured the essential 'conformity' batches to commercial supply specifications. Ark's headquarters has satisfactorily completed a full good clinical practice ("GCP") system inspection under the new EU pharmaceutical regulations. The Phase II Cerepro™ study, which forms the main clinical evidence in the submission, has also been subject to a GCP inspection as part of the review process and the report noted that the results give an accurate description of the trial and source data, and that the endpoint data are reliable from a GCP perspective.

Our financial and strategic plans for Cerepro™, as presented at the time of the recent fundraising, remain unchanged. It is, however, clear that we have made good progress with the marketing application in the period.

Recruitment into the Phase III/IV study has proceeded according to schedule and to date external concerns that patients would be reluctant to participate in a gene medicine trial have proved unfounded. Over a third of patients have now been recruited into the trial. Surgeons are finding the product acceptable to administer and adverse events reported to the Company to date are consistent with those of the earlier studies and give no cause for concern.

Overall, Cerepro™ has progressed well during the first half of this year and the product remains on track to become what would be the first gene-based medicine in the world (ex-China) to be made commercially available.

Trinam®

In the US-based Phase II study in kidney dialysis patients who have undergone vascular access graft surgery, enrolment of the high-dose patients and the standard care controls is complete. The very promising efficacy results already reported with the low-dose treatment have strengthened further in the period, with the average graft survival period of low dose patients increasing to 17.8 months, compared with the 4.5 month average they had previously experienced. All five high dose Trinam® patients with successfully implanted grafts remain open and the average patency period has already reached 8 months, with three approaching 12 months. We are therefore optimistic for the success of the high dose group. Three out of four of the standard care controls have already blocked (average patency 3.3 months). No systemic distribution of the product has been found at the high dose and we have previously reported this for the low dose.

Under US regulations, patients in gene therapy trials are monitored for life. The data to date from this study indicates that Trinam® has an acceptable safety profile and a clinical effectiveness well beyond the Company's expectations. The Company plans an end of Phase II meeting with the FDA towards the end of the year in preparation for the Phase III study.

Approval for a study has already been received from the US Recombinant Advisory Committee.

We are delighted with Trinam®'s progress and the efficacy results to date confirm our original enthusiasm for the product's potential.

Vitor™

At the start of the year we reported full results of the first Phase III clinical study of Vitor™ in cancer cachexia, the first human study of the agent in this disease. Treatment with Vitor™ significantly ($p = 0.028$) slowed the rate of cachexia in two of the cancers studied (small cell lung and colon cancer). In the smaller group of pancreatic cancer patients, who exhibit a more aggressive form of cachexia, the rate of weight loss slowed with Vitor™ treatment and, whilst the magnitude of effect approached that observed in the other two cancers, the effect on this third cancer was not statistically significant. The study reports are now finalised and, with this proof-of-principle data, we are in a good position for discussions with regulators later this year, for finalising the architecture of a final Phase III study to commence in 2007.

EG005

EG005 is an oral therapy for the treatment of the fat metabolism disorder lipodystrophy, in HIV-positive patients. The product is in early clinical development to assess its effect on a range of end points relevant to this poorly understood disease. Last year we reported results for a three-month experimental Phase II study in 50 patients which showed interesting data in the product's favour in four markers of the condition. The one-year voluntary extension of that study has now completed and we expect to report the initial results in the near future, at which point we will make a decision regarding the product's ongoing development.

Devices

Kerraboot®

Following our decision to increase the absorbency of Kerraboot®, we are pleased to report that the first half of 2006 has shown a steady growth in UK sales, with prescriptions written by doctors and nurses in the period being 38% higher than in the same period last year. We continue to receive consistent positive reports of the efficacy of the product, particularly in diabetic foot ulcers. Whilst we still have a lot to achieve in growing UK sales, the period on period growth has occurred at a time when the UK market has been very difficult. In particular the influence of regional (primary care trust) formularies in determining prescribing has never been greater and we are encouraged by the fact that, in the period, the number of formulary inclusions has risen to 17, from two at November 2005. Immediately post-period, we introduced the white version of Kerraboot®, for patients who prefer their ulcers not to be visible. The early market signs are that this will be a beneficial addition to the sales portfolio.

On the international front, we have successfully concluded six distribution deals, including one for the important Chinese market. The first international orders have recently been received from two licensees (Turkey and Australia/New Zealand). Elsewhere, we are expecting regulatory and pricing approvals to be achieved by the majority of licensees during the second half of this year.

Clinical trials of Kerraboot® in China and Norway, at national leg ulcer centres, have produced the same good clinical results as those seen in the UK, and have confirmed the cost benefit for the product in those markets.

Whilst the healthcare sales environment in the UK will undoubtedly remain tough for the foreseeable future, the cost benefit ratio of Kerraboot® should be a favourable catalyst in developing sales of the product.

Flaminal®

We were delighted to announce both the successful in-licensing and NHS price reimbursement for Flaminal®, a novel enzyme-based topical anti-infective product for wounds where healing is slowed by high levels of bacteria in the wound bed. This will be sold by our existing sales force. The UK market for this product class is circa £30m and has grown over 50% in the last two years. With Flaminal® offering a healing rate benefit of up to three times those published for existing products, and notably being highly active against methicillin-resistant Staphylococcus aureus (MRSA), we believe the sales potential of Flaminal® in the UK is significant. We will announce the launch date shortly.

We have identified further interesting in-licensing targets in the woundcare devices area which will help us to build a stand-alone devices business in line with our corporate objectives.

Pre-clinical and research

Scavidin®, our novel gene-based drug-targeting system, demonstrated control of tumour growth with both the chemotherapy paclitaxel and the radiotherapy yttrium in two pre-clinical cancer models. This was achieved at dose levels up to ten times less than those currently given. This represents a very significant benefit in the use of these agents where effectiveness is limited by side effects at existing doses. Additionally, our Neuropilin 1 small molecule antagonist programme has identified two interesting leads (one small peptide and one small molecule) which have shown in in vitro models to inhibit the growth and spread of cancer cells. Depending on regulatory agency advice, we hope to take at least one of these two programmes into human studies in the next 18 months. At the research level, our targeted integrating vector clip technology remains extremely exciting and considerable progress is also being made with the anti-angiogenic VEGF receptor antagonists which we believe may have high utility in degenerative diseases in the eye. For these earlier stage projects, our scientists continue to operate under our highly cost effective academic/industry co-operation model.

Manufacturing and new facility

Manufacturing of Cerepro™ commenced early in 2006 in our cGMP production facility in Kuopio. The manufacturing of virus-based gene medicines to commercial specifications is one of the most complex manufacturing processes in the industry. So far, we have completed six successful production runs conforming to the batch release criteria, confirming our ability to supply finished product for commercial use. We have successfully performed a further series of specific production line process validations to comply with EMEA requirements.

Construction of our new Kuopio manufacturing facility has progressed well during the period and we are now in the process of finalising the design of the internal layout and production equipment installations.

Financial review

The unaudited financial statements for the six months ended 30 June 2006 are prepared in accordance with the Group's accounting policies based on International Financial reporting Standards ("IFRS") as adopted by the European Union.

Net cash outflow from operating activities for the period was £10.5m (six months ended 30 June 2005: £7.5m). Following receipt of £25.5m net proceeds of the placing and open offer in the period, cash, cash equivalents and money market investments were £49.4m at 30 June 2006 (£40.5m at 30 June 2005).

Revenues of £0.15m were recorded in the first six months of 2006 (six months ended 30 June 2005: £1.3m, which included the first £1.2m of initial milestone receipts due under the licensing agreement with Boehringer Ingelheim). The Kerraboot® revenues of £0.15m compare to £0.12m for the prior period. Prescriptions written for Kerraboot® in the UK rose 38% in the six months ended 30 June 2006, compared with the six months ended 30 June 2005.

Research and development expenditure in the first six months of 2006 was £6.2m (six months

ended 30 June 2005: £5.7m), reflecting the continued investment in the cGMP manufacturing facility in Finland as the Company scales up for Phase III and commercial production, and progress with the Cerepro™ and Trinam® later stage studies.

Sales and marketing expenses for the period were £0.8m (six months ended 30 June 2005: £0.7m) and related exclusively to the UK sales and marketing activities for Kerraboot®.

Administrative expenses for the period were £3.2m (six months ended 30 June 2005: £3.0m), with the rise being mainly due to an increase in the share-based compensation charge in the period.

In the six months ended 30 June 2006 the Group earned interest on its cash deposits of £0.8m (six months ended 30 June 2005: £1.0m), reflecting the lower cash balance prior to the fundraising.

Summary and outlook

The first half of this year has been one of the most demanding periods in the history of the Company as management has successfully executed a secondary fundraising, the development and manufacturing groups have progressed the MAA filing of Cerepro™ and progress continues to be made in our other clinical and pre-clinical programmes.

We look forward to building on the achievements of the first six months and reporting on developments with the Cerepro™ MAA filing and the Phase III/IV study for that product, as well as on regulatory next-steps for Vitor™ and Trinam® and on progress in our commercialisation activities.

Dennis Turner, Chairman	Nigel Parker, Chief Executive Officer

30 August 2006

Consolidated income statement
For the six months ended 30 June 2006 (unaudited)

	Note	Six months ended 30 June 2006 £'s	Six months ended 30 June 2005 £'s	31 [
Revenue		148,362	1,270,021	2
Cost of sales		(61,152)	(44,200)	(
Gross profit		87,210	1,225,821	2
Research and development expenses		(6,181,369)	(5,733,109)	(13,
Selling, marketing and distribution costs		(835,906)	(650,285)	(1,
Other administrative expenses		(2,749,402)	(2,713,254)	(5,
Share-based compensation		(476,643)	(249,182)	(
Administrative expenses		(3,226,045)	(2,962,436)	(5,
Other income		16,702	16,679	

	Note			
Operating loss		(10,139,408)	(8,103,330)	(18,
Investment income		753,232	1,026,099	1
Finance costs		(12,298)	(11,009)	
Loss on ordinary activities before taxation		(9,398,474)	(7,088,240)	(16,
Taxation		700,000	618,631	1
Loss on ordinary activities after taxation, being retained loss for the period		(8,698,474)	(6,469,609)	(15,
Loss per share	2	(0.06)	(0.05)	

All results relate wholly to continuing activities.

Consolidated balance sheet
As at 30 June 2006 (unaudited)

	30 June 2006 £'s	30 June 2005 £'s	31 De
Non-current assets			
Goodwill	1,306,091	1,306,091	1,:
Other intangible assets	267,942	62,310	
Property, plant and equipment	1,436,867	1,192,905	1,:
	3,010,900	2,561,306	2,
Current assets			
Inventories	138,180	327,599	:
Trade and other receivables	3,683,654	3,293,963	2,
Money market investments	45,180,305	20,000,000	28,
Cash and cash equivalents	4,252,873	20,507,642	6,:
	53,255,012	44,129,204	37,:
TOTAL ASSETS	56,265,912	46,690,510	40,
Current liabilities			
Trade and other payables	4,112,256	3,615,783	5,
Loans	46,429	22,485	
	4,158,685	3,638,268	5,:
Non-current liabilities			
Loans	411,167	465,704	[illegible]
	411,167	465,704	[illegible]

TOTAL LIABILITIES	4,569,852	4,103,972	5,[illegible]
Equity			
Share capital	1,593,726	1,271,609	1,[illegible]
Share premium	75,225,858	49,806,146	50,[illegible]
Merger reserve	36,988,989	36,988,989	36,[illegible]
Foreign currency translation reserve	(21,027)	(20,339)	([illegible]
Share-based compensation	1,446,507	714,446	[illegible]
Retained loss	(63,537,993)	(46,174,313)	(54,8[illegible]
Shareholders' funds	51,696,060	42,586,538	34,[illegible]
TOTAL LIABILITIES AND EQUITY	56,265,912	46,690,510	40,[illegible]

Consolidated statement of changes in equity
For the six months ended 30 June 2006 (unaudited)

	Share capital £'s	Share premium £'s	Merger reserve £'s	Foreign currency translation reserve £'s
Balance as at 31 December 2004	1,263,337	49,430,703	36,988,989	(23,194)
Exchange differences on translating foreign operations recognised directly in equity	-	-	-	2,166
Share-based compensation	-	-	-	-
Loss for the year	-	-	-	-
Equity shares issued	6,644	431,349	-	-
Bonus issue	4,950	(4,950)	-	-
Adjustment of share issue expenses	-	175,268	-	-
Balance as at 31 December 2005	1,274,931	50,032,370	36,988,989	(21,028)
Exchange differences on translating foreign operations recognised directly in equity	-	-	-	1
Share-based compensation	-	-	-	-
Loss for the period	-	-	-	-
Issue of share capital	318,745	26,774,592	-	-
Equity share options issued	50	3,751	-	-
Share issue expenses	-	(1,584,855)	-	-
Balance as at 30 June 2006	1,593,726	75,225,858	36,988,989	(21,027)

Consolidated statement of changes in equity
For the six months ended 30 June 2006 (unaudited)

(continued from table above)

	Share-based compensation	Retained loss	Total
	£'s	£'s	£'s
Balance as at 31 December 2004	465,264	(39,704,704)	48,420,395
Exchange differences on translating foreign operations recognised directly in equity	-	-	2,166
Share-based compensation	504,600	-	504,600
Loss for the year	-	(15,134,815)	(15,134,815)
Equity shares issued	-	-	437,993
Bonus issue	-	-	-
Adjustment of share issue expenses	-	-	175,268
Balance as at 31 December 2005	969,864	(54,839,519)	34,405,607
Exchange differences on translating foreign operations recognised directly in equity	-	-	1
Share-based compensation	476,643	-	476,643
Loss for the period		(8,698,474)	(8,698,474)
Issue of share capital	-	-	27,093,337
Equity share options issued	-	-	3,801
Share issue expenses	-	-	(1,584,855)
Balance as at 30 June 2006	1,446,507	(63,537,993)	51,696,060

Consolidated cash flow statement
For the six months ended 30 June 2006 (unaudited)

	Note	Six months ended 30 June 2006 £'s	Six months ended 30 June 2005 £'s	31 De
Net cash outflow from operating activities	3	(10,450,414)	(7,483,600)	(14,0
Investing activities	4	(17,074,770)	(19,440,679)	(27,4
Financing activities	4	25,490,393	204,613	5
Decrease in cash and cash equivalents		(2,034,791)	(26,719,666)	(40,9
Cash and cash equivalents at beginning of period		6,290,227	47,256,285	47,2
Effect of exchange rate changes		(2,563)	(28,977)	
Cash and cash equivalents at end of period		4,252,873	20,507,642	6,2

Notes to the financial information

1 Basis of preparation - IFRS basis

The results for the six months to 30 June 2006 have been prepared on the basis of the accounting policies set out in Ark Therapeutics Group plc's 2005 Annual Report and Accounts. The results for the six months to 30 June 2006 and 2005 are unaudited but have been reviewed by the auditor, Deloitte & Touche LLP. The interim accounts do not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results for the full year 2005 have been taken from the Group's 2005 Annual Report and Accounts. The auditor has reported on the 2005 accounts and the report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group's 2005 Report and Accounts have been filed with the Registrar of Companies.

Copies of the interim results for the six months ended 30 June 2006 are being sent to all shareholders. A copy can also be found on the Company's website at www.arktherapeutics.com.

2 Loss per share

IAS requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £8,698,474 for the six months ended 30 June 2006 (six months ended 30 June 2005: £6,469,609; year ended 31 December 2005: £15,134,815) and on 133,836,891 ordinary shares (June 2005: 126,463,186; December 2005: 127,168,920) being the weighted average number of ordinary shares in issue.

3 Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 June 2006 £'s	Six months ended 30 June 2005 £'s	31 Dec
Operating loss	(10,139,408)	(8,103,330)	(18,62
Depreciation and amortisation	516,799	194,527	44
(Increase)/decrease in accounts receivable	(193,804)	(609,873)	
Decrease in inventories	113,186	3,410	7
(Decrease)/Increase in accounts payable	(1,188,008)	44,206	1,56
Share-based compensation	476,643	249,182	50
Net cash outflow from operations	(10,414,592)	(8,221,878)	(16,01
Research and development tax credit (overpaid)/received	(35,822)	738,278	1,95
Net cash outflow from operating activities	(10,450,414)	(7,483,600)	(14,06

4 Analysis of cash flows for headings netted in the cash flow statement

	Six months ended 30 June 2006 £'s	Six months ended 30 June 2005 £'s	31 Dec
Investing activities			
Interest received	802,041	948,093	1,3
Finance costs	(10,696)	0	(1
Purchases of money market investments	(17,180,305)	(20,000,000)	(28,00
Purchases of property, plant and equipment	(369,045)	(370,599)	(74
Purchases of other intangible assets	(316,765)	(18,173)	(4
Proceeds on sale of property, plant and equipment	0	0	
Net cash outflow from investing activities	(17,074,770)	(19,440,679)	(27,45

Financing			
Issue of shares	25,512,283	227,098	6:
Repayment of loans	(21,890)	(22,485)	(6
Net cash inflow from financing	25,490,393	204,613	5!

Independent review report to Ark Therapeutics Group plc

INDEPENDENT REVIEW REPORT TO ARK THERAPEUTICS PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the income statement, the balance sheet, the statement of changes in equity, the cash flow statement and related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
Cambridge, UK

30 August 2006

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since

first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

END

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Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Cerepro EMEA review
Released	07:00 01-Sep-06
Number	3223I

Ark progresses Cerepro^{TM} review with EMEA

London, UK, 1 September 2006 - Ark Therapeutics Group plc ("Ark" or the "Company") today announces that it has filed its response to the first series of questions raised by the EMEA's scientific committee as part of the marketing authorisation application (MAA) review process for Cerepro^{TM}, its novel gene-based medicine for the treatment of operable high grade glioma (brain cancer). Ark's response has been filed in accordance with the standard procedure and time frame. The application for marketing approval was submitted by Ark in the second half of last year and, following validation of the submission by the EMEA, was accepted for review in October 2005.

To facilitate the response, Ark's Finnish manufacturing facility has manufactured the necessary 'conformity' batches of Cerepro^{TM} to commercial supply specifications. The Phase II Cerepro^{TM} study, which forms the main clinical evidence in the submission, has also been subject to a GCP inspection as a specific part of the MAA review process. In addition, Ark's headquarters has satisfactorily completed a full good clinical practice ("GCP") system inspection under the new EU pharmaceutical regulations.

Cerepro^{TM} has completed three clinical studies during its development to date: a Phase I study establishing safety and posology (dosing and method of administration) and two safety and efficacy studies. Cerepro^{TM} treatment produced an average extension of 7.5 months of life, almost doubling survival time in a disease where most patients will only live for around eight months.

Cerepro^{TM} has Orphan Drug Status in Europe and the USA and is the first gene medicine in the world (1) to undergo a formal MAA review.

Dr Nigel Parker, CEO of Ark, commented: "This review is significant because it gives clarity to the regulatory requirements and standards that need to be met for gene-based medicines, a new and exciting class of biological drugs in which Ark is rapidly becoming recognised as a world leader. We continue to make significant advances with Cerepro^{TM} and look forward to providing further updates on its overall progress in due course."

Notes
(1) ex-China

For further information please contact:

Ark Therapeutics Group plc: +44 (0)20 7388 7722
Dr David Eckland, Director of Research & Development

Financial Dynamics: +44 (0)20 7831 3113
David Yates
Anna Keeble

Notes to Editors

High grade glioma

High grade glioma (malignant glioma) is a devastating and fatal form of tumour that is usually confined to the brain. The current standard therapy involves surgically removing the solid tumour mass (when possible) and initiating radiotherapy and/or chemotherapy. Even with the latest approved treatments, most patients die within one year of diagnosis, with average survival being about eight months. Little therapeutic progress has been made in recent years and the prognosis for malignant glioma patients is poor. A high unmet clinical need exists for new treatments that prolong life in this devastating disease. It is estimated that there are approximately 16,000 cases of malignant glioma in the EU which are operable.

Cerepro™

Cerepro™ is an adenoviral mediated gene based medicine (ad.HSV tk) given by multiple injections into the healthy brain tissue of patients following surgical removal of the solid tumour mass. In the following days, ganciclovir, is given intravenously. Once treated, healthy brain cells surrounding the site where the tumour was removed express the enzyme thymidine kinase. This converts the ganciclovir to a substance which specifically kills dividing cells. The healthy neurones surrounding the tumour in the brain are non-dividing and are therefore not susceptible to this substance. In this way Cerepro™, harnesses healthy brain cells to help prevent a new tumour from growing.

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's existing products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Group's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by

such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:01 05-Sep-06
Number	47801

Ark Therapeutics Announces Initial Results of One Year Voluntary Extension Phase For EG005 In HIV-Related Lipodystrophy Study

Improvements in metabolic risk factors observed

London, UK, 5 September 2006 - Ark Therapeutics Group plc ("Ark" or the "Company") today announces initial results from the open label one year extension phase of its exploratory Phase II study of EG005 for the treatment of lipodystrophy in HIV positive patients. The results of the initial three months blinded placebo controlled stage, which assessed patients on a wide range of disease markers, were reported in April 2005 and showed trends in a number of markers consistent with EG005 producing an improvement in certain aspects of the condition. Patients in the one year extension all received active drug.

The patient group completing the extension phase showed little or no deterioration from baseline in mean scores for the main morphological disease markers of central and peripheral fat and total body fat measurements nor in the waist, trunk, hip and thigh measurements. Improvements in mean concentration of atherogenic lipid markers were observed, indicating that the patients' risk of developing cardiovascular disease and type II diabetes, already elevated by their disease, was reduced by the end of treatment.

Lipodystrophy is a serious problem that develops in HIV positive patients on triple anti-retroviral therapy, one of the most common treatment regimes used for such patients. It is characterised by an increased, and potentially harmful, accumulation of central body fat and the development of an unsightly "buffalo hump" and "pot belly" appearance. Increases in cholesterol, triglycerides and low density lipoproteins (LDL) caused by the condition are associated with an increase in the incidence of atherosclerotic cardiovascular disease and type II diabetes in these patients. HIV-associated lipodystrophy is a progressive disease; its severity is directly proportional to age, duration of disease and length of protease inhibitor treatment(1).

All patients who completed the initial three month blinded study were free to enter the one year extension in the certainty that they would get active treatment. The results thus reflect 15 months' treatment for patients who received active in the first stage and 12 months' treatment for controls who received placebo originally. In total, 35 of the 46 who completed the first study entered the extension study and, of those, up to 26 patients gave final (12 months) data, depending on the parameter measured.

Individual patients showed considerable variation from baseline by the end of the treatment period, although mean scores for the main body shape measurements (assessed by DEXA scan and skin thickness) indicated that the group overall had not deteriorated significantly whilst on treatment. In addition the overall group showed no deterioration in mean lean body mass score during the study.

Compared with baseline, patients showed a 12% (mean) reduction in triglycerides (n=15), mean high density lipoproteins (HDL) levels improved 12% (n=14) and mean LDL levels were reduced 17% (n=13) by the end of the treatment period. This suggests that treatment with EG005 reduced the cardiovascular and type II diabetes risk profiles of these patients, key concerns in this disease. Physician assessment of the completing patients' overall lipodystrophy condition (Chelsea and Westminster score(2)) recorded a 12% improvement (n=6), with patients' own assessments indicating a 14% improvement (n=6).

In terms of sub-group analysis, 7 out of 8 control patients who appeared to be gaining central body fat in the first three month study appeared to have lost central fat after switching to treatment and in the other patient the rate of weight gain was markedly slower than before treatment commenced.

The overall adverse event profile was in line with expectations and does not give any cause for concern.

Professor John Martin, CSO of Ark commented, *"This initial study seems to support the hypothesis that EG005 has a beneficial metabolic effect and specifically on the cardiovascular and diabetic consequences of the disease. It would suggest further exploratory work is needed to investigate these effects before determining how to take the product into full development."*

Dr Nigel Parker, CEO, commented: *"We are pleased to see that some trends identified after three months' treatment were maintained in the one year results for this early stage experimental study. At present we are focusing on the progress of our advanced clinical leads and we will let our scientists investigate these data further before we make any decisions about the future development of EG005."*

Notes

(1) Ali Hendi, MD; Lipodystrophy, HIV; eMedicine 18 January 2006

(2) Chelsea and Westminster Score is a validated series of 19 different assessments combined to give an overall measure of the seriousness of the condition.

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Anna Keeble

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group"), addressing high value areas of clear unmet medical need. With one marketed product, Kerraboot®, and three further lead products in late stage clinical development: Vitor™, Cerepro™ and Trinam®, the Group is transitioning from an R&D focused company to a commercial, revenue generating business. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a broad product portfolio targeted at specific unmet clinical needs within vascular disease, wound care and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues. Cerepro™ is on track to becoming one of the world's first commercially available gene-based medicines.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were first listed on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

Regulatory Announcement

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	16:11 08-Sep-06
Number	7148I

RNS Number:7148I
Ark Therapeutics Group PLC
08 September 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

NOMURA INTERNATIONAL PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN PARAGRAPH 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NOMURA NOMINEES LIMITED

5) Number of shares/amount of stock acquired.

NIL

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

3,000,000

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1.88%

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT ADVISED

11) Date company informed

8 SEPTEMBER, 2006

12) Total holding following this notification

3,000,000

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

1.88%

14) Any additional information

-

15) Name of contact and telephone number for queries

NICK PLUMMER - +44 (0)207 388 7722

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

NICK PLUMMER - COMPANY SECRETARY

Date of Notification 8 SEPTEMBER, 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Ark Therapeutics Group plc
Interim report 2006

From Science to Patients



From science to patients

Ark Therapeutics is a specialist healthcare group focused on vascular disease and cancer, two of the largest therapeutic markets in the world.

Ark has one marketed product and an exciting late-stage portfolio addressing significant areas of unmet clinical need. The pipeline is supported by a number of advanced pre-clinical candidates which have already shown encouraging *in vivo* therapeutic proof-of-principle results.



Market focused product portfolio

Product	Description	Phase I	Phase II	Phase III	Marketed
Kerraboot®	Wound management				Stage entered
Cerepro™	Gene-based medicine	Stage complete	Stage complete	Stage entered	
Vitor™	Small molecule	Stage complete	Stage complete	Stage entered	
Trinam®	Gene-based medicine	Stage complete	Stage entered		

Stage complete | Stage entered

www.arktherapeutics.com

Highlights

PERIOD HIGHLIGHTS

- Cerepro™ MAA filing progressing with EMEA
- Phase III study shows Vitor™ significantly slows progression of cachexia in two cancer types
- Unique DNA-based targeting system, Scavidin®, halts tumour progression in two cancer models
- Kerraboot® patent granted in the US
- Six international marketing/distribution deals signed for Kerraboot®
- Flaminal® in-licensed to strengthen UK devices business and Drug Tariff price secured
- Placing and open offer completed raising £25.5m (post expenses)
- Cash, cash equivalents and money market investments of £49.4m at 30 June 2006 (£40.5m at 30 June 2005, £34.3m at 31 December 2005)

POST PERIOD EVENTS

- Vitor™ US patent granted
- Trinam® Phase II recruitment completed; preliminary results very positive



Indication	Comment
Foot and leg ulcers	Launched in the UK. US approved. International marketing commenced.
Operable malignant glioma	MAA filed in Europe. Orphan Drug Status (FDA/EMEA).
Cancer-related cachexia	Effect in man confirmed. Fast track designation (FDA).
Haemodialysis access	Orphan Drug Status (FDA/EMEA).

Contents

Ark therapeutics

Chairman and Chief Executive's review

Building on progress

We are pleased to report that the first half of 2006 has seen Ark continue to build on the key milestone achievements reported in late 2005, a number of which represented 'world firsts' for the industry. Strong interest in Ark from both existing and new investors, allowed us successfully to conclude a very well-supported fundraising in May. It was particularly encouraging to see the large number of existing shareholders who exercised their pre-emption rights. Consequently, our balance sheet has been significantly strengthened and we closed the period with just under £50m of cash reserves.

Overall, our progress in this increasingly challenging healthcare environment has strengthened our business significantly.

Pipeline review

Cerepro™

Early in the year we received the first questions from the EMEA in relation to our filing for marketing approval of Cerepro™ in malignant glioma. Cerepro™ is the first gene medicine ever to undergo formal review for a marketing approval (ex-China), so this review is particularly important as it clarifies the overall regulatory requirements for European approval of this new and exciting class of medicines. The Company's resources have been prioritised to complete necessary work and respond to the EMEA's first questions. Some notable achievements have been made in the period, without which we would not be able to file our response. Our cGMP facility in Finland has manufactured the essential 'conformity' batches to commercial supply specifications. Ark's headquarters has satisfactorily completed a full good clinical practice ("GCP") system inspection under the new EU pharmaceutical regulations. The Phase II Cerepro™ study, which forms the main clinical evidence in the submission, has also been subject to a GCP inspection as part of the review process and the report noted that the results give an accurate description of the trial and source data, and that the endpoint data are reliable from a GCP perspective.

Our financial and strategic plans for Cerepro™, as presented at the time of the recent fundraising, remain unchanged. It is, however, clear that we have made good progress with the marketing application in the period.

Recruitment into the Phase III/IV study has proceeded according to schedule and to date external concerns that patients would be reluctant to participate in a gene medicine trial have proved unfounded. Over a third of patients have now been recruited into the trial. Surgeons are finding the product acceptable to administer and adverse events reported to the Company to date are consistent with those of the earlier studies and give no cause for concern.

Overall, Cerepro™ has progressed well during the first half of this year and the product remains on track to become what would be the first gene-based medicine in the world (ex-China) to be made commercially available.

Trinam®
In the US-based Phase II study in kidney dialysis patients who have undergone vascular access graft surgery, enrolment of the high-dose patients and the standard care controls is complete. The very promising efficacy results already reported with the low-dose treatment have strengthened further in the period, with the average graft survival period of low dose patients increasing to 17.8 months, compared with the 4.5 month average they had previously experienced. All five high dose Trinam® patients with successfully implanted grafts remain open and the average patency period has already reached 8 months, with three approaching 12 months. We are therefore optimistic for the success of the high dose group. Three out of four of the standard care controls have already blocked (average patency 3.3 months). No systemic distribution of the product has been found at the high dose and we have previously reported this for the low dose.

Under US regulations, patients in gene therapy trials are monitored for life. The data to date from this study indicates that Trinam® has an acceptable safety profile and a clinical effectiveness well beyond the Company's expectations. The Company plans an end of Phase II meeting with the FDA towards the end of the year in preparation for the Phase III study. Approval for a study has already been received from the US Recombinant Advisory Committee.

We are delighted with Trinam®'s progress and the efficacy results to date confirm our original enthusiasm for the product's potential.

Vitor™
At the start of the year we reported full results of the first Phase III clinical study of Vitor™ in cancer cachexia, the first human study of the agent in this disease. Treatment with Vitor™ significantly ($p = 0.028$) slowed the rate of cachexia in two of the cancers studied (small cell lung and colon cancer). In the smaller group of pancreatic cancer patients, who exhibit a more aggressive form of cachexia, the rate of weight loss slowed with Vitor™ treatment and, whilst the magnitude of effect approached that observed in the other two cancers, the effect on this third cancer was not statistically significant. The study reports are now finalised and, with this proof-of-principle data, we are in a good position for discussions with regulators later this year, for finalising the architecture of a final Phase III study to commence in 2007.

EG005
EG005 is an oral therapy for the treatment of the fat metabolism disorder lipodystrophy, in HIV-positive patients. The product is in early clinical development to assess its effect on a range of end points relevant to this poorly understood disease. Last year we reported results for a three-month experimental Phase II study in 50 patients which showed interesting data in the product's favour in four markers of the condition. The one-year voluntary extension

of that study has now completed and we expect to report the initial results in the near future, at which point we will make a decision regarding the product's ongoing development.

Devices

Kerraboot®
Following our decision to increase the absorbency of Kerraboot®, we are pleased to report that the first half of 2006 has shown a steady growth in UK sales, with prescriptions written by doctors and nurses in the period being 38% higher than in the same period last year. We continue to receive consistent positive reports of the efficacy of the product, particularly in diabetic foot ulcers. Whilst we still have a lot to achieve in growing UK sales, the period on period growth has occurred at a time when the UK market has been very difficult. In particular the influence of regional (primary care trust) formularies in determining prescribing has never been greater and we are encouraged by the fact that, in the period, the number of formulary inclusions has risen to 17, from two at November 2005. Immediately post period, we introduced the white version of Kerraboot®, for patients who prefer their ulcers not to be visible. The early market signs are that this will be a beneficial addition to the sales portfolio.

On the international front, we have successfully concluded six distribution deals, including one for the important Chinese market. The first international orders have recently been received from two licensees (Turkey and Australia/New Zealand). Elsewhere, we are expecting regulatory and pricing approvals to be achieved by the majority of licensees during the second half of this year.

Clinical trials of Kerraboot® in China and Norway at national leg ulcer centres have produced the same good clinical results as those seen in the UK, and have confirmed the cost benefit for the product in those markets.

Whilst the healthcare sales environment in the UK will undoubtedly remain tough for the foreseeable future, the cost benefit ratio of Kerraboot® should be a favourable catalyst in developing sales of the product.

Flaminal®
We were delighted to announce both the successful in-licensing and NHS price reimbursement for Flaminal®, a novel enzyme-based topical anti-infective product for wounds where healing is slowed by high levels of bacteria in the wound bed. This will be sold by our existing sales force. The UK market for this product class is circa £30m and has grown over 50% in the last two years. With Flaminal® offering a healing rate benefit of up to three times those published for existing products, and notably being highly active against methicillin-resistant Staphylococcus aureus ("MRSA"), we believe the sales potential of Flaminal® in the UK is significant. We will announce the launch date shortly.

We have identified further interesting in-licensing targets in the woundcare devices area which will help us to build a stand-alone devices business in line with our corporate objectives.

Pre-clinical and research
Scavidin®, our novel gene-based drug-targeting system, demonstrated control of tumour growth with both the chemotherapy paclitaxel and the radiotherapy yttrium in two pre-clinical cancer models. This was achieved at dose levels up to ten times less than those currently given. This represents a very significant benefit in the use of these agents where effectiveness is limited by side effects at existing doses. Additionally, our Neuropilin 1 small molecule antagonist programme has identified two interesting leads (one small peptide and one small molecule) which have shown in *in vitro* models to inhibit the growth and spread of cancer cells. Depending on regulatory agency advice, we hope to take at least one of these two programmes into human studies in the next 18 months. At the research level, our targeted integrating vector clip technology remains extremely exciting and considerable progress is also being made with the anti-angiogenic VEGF receptor antagonists which we believe may have high utility in degenerative diseases in the eye. For these earlier stage projects, our scientists continue to operate under our highly cost effective academic/industry co-operation model.

Manufacturing and new facility
Manufacturing of Cerepro™ commenced early in 2006 in our cGMP production facility in Kuopio. The manufacturing of virus-based gene medicines to commercial specifications is one of the most complex manufacturing processes in the industry. So far, we have completed six successful production runs conforming to the batch release criteria, confirming our ability to supply finished product for commercial use. We have successfully performed a further series of specific production line process validations to comply with EMEA requirements.

Construction of our new Kuopio manufacturing facility has progressed well during the period and we are now in the process of finalising the design of the internal layout and production equipment installations.

Financial review
The unaudited financial statements for the six months ended 30 June 2006 are prepared in accordance with the Group's accounting policies based on International Financial Reporting Standards ("IFRS") as adopted by the European Union.

Net cash outflow from operating activities for the period was £10.5m (six months ended 30 June 2005: £7.5m). Following receipt of £25.5m net proceeds of the placing and open offer in the period, cash, cash equivalents and money market investments were £49.4m at 30 June 2006 (£40.5m at 30 June 2005).

Revenues of £0.15m were recorded in the first six months of 2006 (six months ended 30 June 2005: £1.3m, which included the first £1.2m of initial milestone receipts due under the licensing agreement with Boehringer Ingelheim). The Kerraboot® revenues of £0.15m compare to £0.12m for the prior period. Prescriptions written for

Kerraboot® in the UK rose 38% in the six months ended 30 June 2006, compared with the six months ended 30 June 2005.

Research and development expenditure in the first six months of 2006 was £6.2m (six months ended 30 June 2005: £5.7m), reflecting the continued investment in the cGMP manufacturing facility in Finland as the Company scales up for Phase III and commercial production, and progress with the Cerepro™ and Trinam® later stage studies.

Sales and marketing expenses for the period were £0.8m (six months ended 30 June 2005: £0.7m) and related exclusively to the UK sales and marketing activities for Kerraboot®.

Administrative expenses for the period were £3.2m (six months ended 30 June 2005: £3.0m), with the rise being mainly due to an increase in the share-based compensation charge in the period.

In the six months ended 30 June 2006 the Group earned interest on its cash deposits of £0.8m (six months ended 30 June 2005: £1.0m), reflecting the lower cash balance prior to the fundraising.

Summary and outlook

The first half of this year has been one of the most demanding periods in the history of the Company as management has successfully executed a secondary fundraising, the development and manufacturing groups have progressed the MAA filing of Cerepro™ and progress continues to be made in our other clinical and pre-clinical programmes.

We look forward to building on the achievements of the first six months and reporting on developments with the Cerepro™ MAA filing and the Phase III/IV study for that product, as well as on regulatory next-steps for Vitor™ and Trinam® and on our progress in our commercialisation activities.

Dennis Turner
Chairman

Nigel Parker
Chief Executive Officer

30 August 2006

Consolidated income statement

for the six months ended 30 June 2006 (unaudited)

	Note	**Six months ended 30 June 2006 £'s**	Six months ended 30 June 2005 £'s	Year ended 31 December 2005 £'s
Revenue		**148,362**	1,270,021	2,346,928
Cost of sales		**(61,152)**	(44,200)	(101,800)
Gross profit		**87,210**	1,225,821	2,245,128
Research and development expenses		**(6,181,369)**	(5,733,109)	(13,941,303)
Selling, marketing and distribution costs		**(835,906)**	(650,285)	(1,273,122)
Other administrative expenses		**(2,749,402)**	(2,713,254)	(5,181,539)
Share-based compensation		**(476,643)**	(249,182)	(504,600)
Administrative expenses		**(3,226,045)**	(2,962,436)	(5,686,139)
Other income		**16,702**	16,679	33,507
Operating loss		**(10,139,408)**	(8,103,330)	(18,621,929)
Investment income		**753,232**	1,026,099	1,893,382
Finance costs		**(12,298)**	(11,009)	(46,521)
Loss on ordinary activities before taxation		**(9,398,474)**	(7,088,240)	(16,775,068)
Taxation		**700,000**	618,631	1,640,253
Loss on ordinary activities after taxation, being retained loss for the period		**(8,698,474)**	(6,469,609)	(15,134,815)
Loss per share	2	**(0.06)**	(0.05)	(0.12)

All results relate wholly to continuing activities.

Consolidated balance sheet

as at 30 June 2006 (unaudited)

	30 June 2006 £'s	30 June 2005 £'s	31 December 2005 £'s
Non-current assets			
Goodwill	**1,306,091**	1,306,091	1,306,091
Other intangible assets	**267,942**	62,310	74,787
Property, plant and equipment	**1,436,867**	1,192,905	1,327,322
	3,010,900	2,561,306	2,708,200
Current assets			
Inventories	**138,180**	327,599	251,366
Trade and other receivables	**3,683,654**	3,293,963	2,802,837
Money market investments	**45,180,305**	20,000,000	28,000,000
Cash and cash equivalents	**4,252,873**	20,507,642	6,290,227
	53,255,012	44,129,204	37,344,430
TOTAL ASSETS	**56,265,912**	46,690,510	40,052,630
Current liabilities			
Trade and other payables	**4,112,256**	3,615,783	5,167,537
Loans	**46,429**	22,485	46,301
	4,158,685	3,638,268	5,213,838
Non-current liabilities			
Loans	**411,167**	465,704	433,185
	411,167	465,704	433,185
TOTAL LIABILITIES	**4,569,852**	4,103,972	5,647,023
Equity			
Share capital	**1,593,726**	1,271,609	1,274,931
Share premium	**75,225,858**	49,806,146	50,032,370
Merger reserve	**36,988,989**	36,988,989	36,988,989
Foreign currency translation reserve	**(21,027)**	(20,339)	(21,028)
Share-based compensation	**1,446,507**	714,446	969,864
Retained loss	**(63,537,993)**	(46,174,313)	(54,839,519)
Shareholders' funds	**51,696,060**	42,586,538	34,405,607
TOTAL LIABILITIES AND EQUITY	**56,265,912**	46,690,510	40,052,630

Consolidated statement of changes in equity
for the six months ended 30 June 2006 (unaudited)

	Share capital	Share premium	Merger reserve	Foreign currency translation reserve	Share-based compensation	Retained loss	Total
	£'s	£'s	£'s	£'s	£'s	£'s	£'s
Balance as at 31 December 2004	1,263,337	49,430,703	36,988,989	(23,194)	465,264	(39,704,704)	48,420,395
Exchange differences on translating foreign operations recognised directly in equity	-	-	-	2,166	-	-	2,166
Share-based compensation	-	-	-	-	504,600	-	504,600
Loss for the year	-	-	-	-	-	(15,134,815)	(15,134,815)
Equity shares issued	6,644	431,349	-	-	-	-	437,993
Bonus issue	4,950	(4,950)	-	-	-	-	-
Adjustment of share issue expenses	-	175,268	-	-	-	-	175,268
Balance as at 31 December 2005	1,274,931	50,032,370	36,988,989	(21,028)	969,864	(54,839,519)	34,405,607
Exchange differences on translating foreign operations recognised directly in equity	-	-	-	1	-	-	1
Share-based compensation	-	-	-	-	476,643	-	476,643
Loss for the period	-	-	-	-	-	(8,698,474)	(8,698,474)
Issue of share capital	318,745	26,774,592	-	-	-	-	27,093,337
Equity share options issued	50	3,751	-	-	-	-	3,801
Share issue expenses	-	(1,584,855)	-	-	-	-	(1,584,855)
Balance as at 30 June 2006	1,593,726	75,225,858	36,988,989	(21,027)	1,446,507	(63,537,993)	51,696,060

Consolidated cash flow statement

for the six months ended 30 June 2006 (unaudited)

	Note	**Six months ended 30 June 2006 £'s**	Six months ended 30 June 2005 £'s	Year ended 31 December 2005 £'s
Net cash outflow from operating activities	3	**(10,450,414)**	(7,483,600)	(14,064,778)
Investing activities	4	**(17,074,770)**	(19,440,679)	(27,455,521)
Financing activities	4	**25,490,393**	204,613	552,075
Decrease in cash and cash equivalents		**(2,034,791)**	(26,719,666)	(40,968,224)
Cash and cash equivalents at beginning of period		**6,290,227**	47,256,285	47,256,285
Effect of exchange rate changes		**(2,563)**	(28,977)	2,166
Cash and cash equivalents at end of period		**4,252,873**	20,507,642	6,290,227

Notes to the financial information

1 BASIS OF PREPARATION - IFRS BASIS

The results for the six months to 30 June 2006 have been prepared on the basis of the accounting policies set out in Ark Therapeutics Group plc's 2005 Annual Report and Accounts. The results for the six months to 30 June 2006 and 2005 are unaudited but have been reviewed by the auditor, Deloitte & Touche LLP. The interim accounts do not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The results for the full year 2005 have been taken from the Group's 2005 Annual Report and Accounts. The auditor has reported on the 2005 accounts and the report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The Group's 2005 Report and Accounts have been filed with the Registrar of Companies.

Copies of the interim results for the six months ended 30 June 2006 are being sent to all shareholders. A copy can also be found on the Company's website at www.arktherapeutics.com.

2 LOSS PER SHARE

IAS requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The calculation of basic and diluted loss per ordinary share is based on the loss of £8,698,474 for the six months ended 30 June 2006 (six months ended 30 June 2005: £6,469,609; year ended 31 December 2005: £15,134,815) and on 133,836,891 ordinary shares (June 2005: 126,463,186; December 2005: 127,168,920) being the weighted average number of ordinary shares in issue.

Notes to the financial information (continued)

3 RECONCILIATION OF OPERATING LOSS TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Six months ended 30 June 2006 £'s	Six months ended 30 June 2005 £'s	Year ended 31 December 2005 £'s
Operating loss	**(10,139,408)**	(8,103,330)	(18,621,929)
Depreciation and amortisation	**516,799**	194,527	447,343
(Increase)/decrease in accounts receivable	**(193,804)**	(609,873)	3,873
Decrease in inventories	**113,186**	3,410	79,644
(Decrease)/increase in accounts payable	**(1,188,008)**	44,206	1,568,205
Share-based compensation	**476,643**	249,182	504,600
Net cash outflow from operations	**(10,414,592)**	(8,221,878)	(16,018,264)
Research and development tax credit (overpaid)/received	**(35,822)**	738,278	1,953,486
Net cash outflow from operating activities	**(10,450,414)**	(7,483,600)	(14,064,778)

4 ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	Six months ended 30 June 2006 £'s	Six months ended 30 June 2005 £'s	Year ended 31 December 2005 £'s
Investing activities			
Interest received	**802,041**	948,093	1,350,011
Finance costs	**(10,696)**	-	(17,050)
Purchases of money market investments	**(17,180,305)**	(20,000,000)	(28,000,000)
Purchases of property, plant and equipment	**(369,045)**	(370,599)	(745,554)
Purchases of other intangible assets	**(316,765)**	(18,173)	(44,927)
Proceeds on sale of property, plant and equipment	-	-	1,999
Net cash outflow from investing activities	**(17,074,770)**	(19,440,679)	(27,455,521)
Financing			
Issue of shares	**25,512,283**	227,098	613,261
Repayment of loans	**(21,890)**	(22,485)	(61,186)
Net cash inflow from financing	**25,490,393**	204,613	552,075

Independent review report to Ark Therapeutics Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the income statement, the balance sheet, the statement of changes in equity, the cash flow statement and related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
Cambridge, UK

30 August 2006

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

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